Not for dissemination in the USA

QUANTUM PARTNERS LP (AN INVESTMENT FUND MANAGED BY SOROS FUND MANAGEMENT LLC) SUBSCRIBES FOR $6.5 MILLION IN ADIRA ENERGY NON-BROKERED PRIVATE PLACEMENT

TORONTO, February 14 /CNW/ - ADIRA ENERGY LTD. (TSXV: ADL; OTCBB: ADENF; FRANKFURT: AORLB8). Adira Energy Ltd. (“Adira” or the “Company”) is pleased to announce that it has finalized the terms of a $6,500,000 non-brokered private placement (the “Offering”). The Company will issue 10,483,871 common shares at a price of $0.62 per share.The full amount of the Offering will be subscribed for by Quantum Partners LP, a private investment fund managed by Soros Fund Management LLC. A finder’s fee will be payable in connection with the Offering.

Completion of the Offering is subject to final documentation, the fulfilment of certain terms and conditions and receipt of TSX Venture Exchange approval.

About Adira Energy Ltd.

Adira Energy Ltd. explores for oil and gas in and offshore Israel. It has four petroleum exploration licenses; the Eitan, Gabriella, Yitzhak and Samuel Licenses. These licenses are located respectively onshore in the Hula Valley of Northern Israel and, 10 km offshore between Netanya and Ashdod, 17 km offshore between Hadera and Netanya and adjacent to the coast between Ashkelon and Bat-Yam. The Company has an agreement to farm in to 70% the Notera license adjacent to the Eitan license.

The Company has filed an independent technical report related to the Eitan license on www.sedar.com. The report, prepared by Petrotech Engineering Ltd. is entitled “Evaluation of the Interest of Adira Energy Corp. in License No.356 EITAN in the Hula Valley, Israel”, dated June 1, 2009 and is supplemented by a letter dated October 8, 2009.

Forward-Looking Statement Disclaimer

This press release includes certain statements that may be deemed “forward-looking statements”. All statements in this press release, other than statements of historical facts, including those that announce proposed financings that the Company expects to complete, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include the failure of investors who are believed to have committed to the financings to complete them as a result of general market conditions, adverse developments unique to such investors, or otherwise. Accordingly, the actual amounts raised may differ materially from those projected in the forward-looking statements. For more information on the Company, investors should review the Company’s filings, available at www.sedar.com and www.sec.gov. This announcement does not constitute an offering of securities nor a solicitation to purchase securities. An offer of securities will only be made by subscription agreement and subject to applicable law.

For more information contact:

Canada
Alan Friedman
Executive Vice President, Corporate Development
contact@adiraenergy.com
+1 416 250 1955 or +27 82 082 5299

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Adira Energy Ltd. 120 Adelaide Street West, Suite 1204, Toronto, Ontario, M5H 1T1, Canada, Tel: +1.416.250.1955, Fax: +1.416.361.6455